UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

(Amendment No. 3)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

HealthSouth Corporation

(Name of Subject Company (Issuer))

HealthSouth Corporation

(Name of Filing Person (Issuer))

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

421924

(CUSIP Number of Class of Securities)

Stephen Leasure

3660 Grandview Parkway, Suite 200

Birmingham, Alabama

(205) 970-4878

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With a copy to:

Mark F. McElreath

Alston & Bird LLP

90 Park Avenue

New York, New York 10016

(212) 210-9595

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1

☒	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (“SEC”) on February 20, 2013, as amended and supplemented by Amendment No. 1 filed with the SEC on March 7, 2013 and Amendment No. 2 filed with the SEC on March 20, 2013 (as amended, the “Schedule TO”), and relates to the offer by HealthSouth Corporation, a Delaware corporation (the “Company”), pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to purchase for cash (the “Tender Offer”) an aggregate of up to $350 million worth of shares of its outstanding Common Stock (the “Common Stock”) upon the terms and subject to the conditions set forth in our Offer to Purchase, dated February 20, 2013 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal”), copies of which were previously filed on Schedule TO dated February 20, 2013 as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which together, as amended or supplemented from time to time, constitute the “Offer”).

This Final Amendment is being filed to report the results of the Tender Offer and is intended to satisfy the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended. All information in the Offer and the Schedule TO is expressly incorporated herein by reference.

The following information is provided pursuant to Rule 13e-4(c)(4):

•	The Company has received the final results of the Tender Offer, which expired at 12:00 midnight, New York City time, on March 19, 2013.

•

The Company has accepted for purchase 9,119,450 shares of its common stock at a purchase price of $25.50 per share, for an aggregate purchase price of $232,545,975, excluding fees and expenses relating to the Tender Offer. The 9,119,450 shares accepted for purchase in the Tender Offer represent 9.5% of the Company’s currently issued and outstanding shares of common stock.

•

Stockholders who properly tendered and did not properly withdraw shares of common stock in the Offer at or below the final purchase price of $25.50 per share will have all of their tendered shares purchased by the Company at $25.50 per share. Computershare Inc., the depositary for the Tender Offer, will promptly issue payment for the shares validly tendered and accepted for purchase in accordance with the terms and conditions of the Offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HEALTHSOUTH CORPORATION

By:	/s/ John P. Whittington
	Name:	John P. Whittington
	Title:	Executive Vice President, General Counsel and Secretary

Date: March 21, 2013

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